Exhibit 99.1

Pembina Pipeline Corporation Announces Capital Spending Plan of $1.5 Billion in 2014 and Provides Commercial and Operational Update

(All financial figures are approximate and in Canadian dollars unless otherwise noted.)

CALGARY, Nov. 28, 2013 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced that its Board of Directors has approved a capital spending plan of approximately $1.5 billion for 2014. This is approximately 56 percent higher than last year's capital budget and represents the largest in the Company's history.

"Pembina's capital spending plan for 2014 is indicative of the substantial suite of growth projects we have before us, the majority of which are under long-term, fee-for-service agreements," said Mick Dilger, President and Chief Operating Officer. "This investment is directly aligned with our goal of providing long-term and sustainable value to our shareholders."

The Company's 2014 capital plan is largely driven by its success in securing growth opportunities in 2013. Approximately $1.3 billion, or 85 percent of the total capital, is associated with previously announced projects.

2014 Capital Spending Highlights

Pembina's 2014 capital spending plan is expected to be allocated as follows:

($ millions)	2014 Budget
Conventional Pipelines	670
Oil Sands & Heavy Oil	60
Gas Services	260
Midstream	510
Total	1,500

Conventional Pipelines

Pembina plans to spend approximately $670 million in its Conventional Pipelines business, 44 percent of its overall 2014 capital spending plan. The spending will be primarily directed to major projects, as follows:

•	Pembina expects to spend $215 million in 2014 to complete its previously announced Phase II Low Vapour Pressure Expansion, which will increase crude oil and condensate capacity on the Company's Peace Pipeline by 55,000 barrels per day ("bpd"). Completion is expected by late-2014, at which time the Peace Pipeline will have a capacity of 250,000 bpd. This expansion will accommodate increasing crude oil and condensate volumes resulting from continued producer activity in the crude oil and condensate-rich areas of the Montney resource play in the Dawson Creek, Grande Prairie and Kaybob/Fox Creek areas, as well as development of the condensate-rich Duvernay resource play in the Kaybob area.
•	The Company expects to spend $240 million in 2014 to progress its previously announced Phase II NGL Expansion on its Peace and Northern natural gas liquids ("NGL") Pipelines (the "Peace/Northern NGL System") to add an additional 53,000 bpd. Completion is expected by mid-2015, at which time the Peace/Northern NGL System will have a capacity of 220,000 bpd. This expansion will provide increased transportation capacity for producer activity focused on NGL development, which continues to be strong in the Deep Basin Cretaceous, Montney and Duvernay resource plays.
•	Pembina also expects to spend $95 million to complete its previously announced Simonette Pipeline Expansion on its Peace Pipeline between Simonette and Fox Creek, Alberta. The new pipeline is expected to be in-service in the third quarter of 2014, subject to the necessary environmental and regulatory approvals. Once this new pipeline is completed, Pembina will have three pipelines in the corridor between Simonette and Fox Creek capable of segregating and shipping various grades of crude oil, condensate and NGL.

Pembina's Conventional Pipelines business also has plans for several other new connections and upgrades in 2014 totaling approximately $120 million. These investments are aimed at ensuring maximum integration and optimization of value chain opportunities.

Oil Sands & Heavy Oil

Pembina's expenditures in its Oil Sand & Heavy Oil business are expected to total $60 million, or four percent of the overall 2014 budget, and will largely be used to progress work on the proposed Cornerstone Pipeline under an engineering support agreement, as previously announced.

Gas Services

Pembina plans to allocate approximately $260 million, or 17 percent, of its 2014 capital budget to Gas Services. The majority of this investment is directed to the construction of several new facilities within its Gas Services business.

•	Resthaven Facility - $75 million is planned to be directed towards completing the 200 million cubic feet per day ("MMcf/d") (130 MMcf/d net to Pembina) combined shallow cut and deep cut NGL extraction facility, which is expected be in-service in the third quarter of 2014;
•	Musreau II Facility - $75 million is planned to be directed towards the 100 MMcf/d shallow cut gas plant and associated infrastructure, which is expected be in-service in the first quarter of 2015; and
•	Saturn II Facility - $100 million is planned to be directed towards the 200 MMcf/d 'twin' of the Saturn I Facility, which is expected be in-service by late-2015.

By the end of 2014, Pembina expects that its gas processing capacity will increase to approximately 700 MMcf/d (net).

Midstream

The Company continues to allocate its capital spending in Midstream on initiatives that increase its fee-for-service business. For 2014, capital expenditures of $510 million, or 33 percent of the overall budget, is projected to be spent in Midstream.

In crude oil Midstream, Pembina expects to spend $145 million to expand its current service offerings and enhance the interconnectivity of the infrastructure it accesses. Specific projects include:

•	$45 million is expected to be spent in 2014 to expand above ground storage capacity from 310,000 barrels to 850,000 barrels at Pembina's Edmonton terminal, which is expected to be in-service in mid-2015;
•	$50 million is expected to be spent in 2014 on completing one full-service terminal (scheduled to come on-stream in 2014) and the initiation of four additional full-service terminals;
•	$15 million is expected to be directed towards increasing pipeline connections for the Pembina Nexus Terminal; and
•	$15 million is expected to be directed towards the start of a multi-year infrastructure build-out at the recently acquired Pembina Heartland Hub site focussed on unit train crude oil loading, storage and pipeline connections.

The majority of capital expenditures in the NGL Midstream business for 2014, which is expected to total $365 million, will be directed towards construction of Pembina's previously announced RFS II - a 'twin' of its existing 73,000 bpd fractionator at its Redwater site. The Company also plans to invest capital to:

•	Complete upgrades at the existing Redwater fractionator including an optimization project that is anticipated to increase the propane-plus throughput by up to 9,000 bpd; and
•	Provide additional third-party storage and terminalling solutions including development of additional underground storage caverns.

Capital Spending Summary

During the year ahead, Pembina will continue to focus its efforts on expanding, diversifying and integrating its assets along the hydrocarbon value chain to better provide services for its customers and enhance long-term shareholder returns. Roughly 60 percent of the planned expenditures in 2014 will be directed towards Pembina's NGL-related value chain activities and the remaining 40 percent will be directed towards the Company's crude oil and condensate-related value chain activities.

Commercial and Operational Update

Crude by Rail Activities

In October 2013, Pembina converted a segment of its existing rail infrastructure at the Company's Redwater facility, which is serviced by Canadian National Railway Company, to offer crude oil unit train service. This service was implemented to facilitate efficient and cost-effective loading and transportation for the Company's existing crude oil rail customer. The first crude oil unit train left the site at the end of October. Pembina plans to develop further unit train capability at its Heartland Hub site over the next several years.

"Pembina was able to leverage its existing Redwater facility rail infrastructure to implement unit train services," said Bob Jones, Vice President, Midstream - Crude Oil & Condensate. "It is our understanding that this was the first crude oil unit train to be moved out of western Canada and we are very proud of this accomplishment. This service offers our existing and future customers the benefits of diversified market access, additional take-away capacity out of the Alberta Industrial Heartland and very attractive transportation fees. While this currently represents a fairly small aspect of our business, crude oil loaded onto rail cars by pipeline is a growth focus for us, as we believe that it represents an important outlet - complementing export pipelines - for production from the Western Canadian Sedimentary Basin."

Pipeline Acquisition & Construction

In November 2013, Pembina acquired a 60 kilometre segment of pipeline that extends north from Edson towards Fox Creek, Alberta for approximately $23 million (the "Acquired Pipeline").

The Acquired Pipeline will be connected to a Pembina-owned pipeline in close proximity, which reaches south from Fox Creek towards Edson. The two pipelines will form a new NGL system as part of a strategic initiative for Pembina to increase its NGL gathering capacity in the area. Once work on the pipelines has been completed, which is currently anticipated to be mid-to-late-2015, the Company expects to be able to offer 50,000 bpd of NGL capacity from Edson to Fox Creek. Volumes from the area would further support Pembina's plans to expand its pipeline capacity from Fox Creek into Edmonton, Alberta (as per its previously announced Simonette Pipeline Expansion and Open Season).

Pembina currently owns and operates a second NGL pipeline in the area, and intends to convert this pipeline to condensate service. Both pipelines would operate in tandem, providing segregated condensate and NGL transportation out of the Edson area to Fox Creek.

"We are very excited to extend our capture area into this developing region by leveraging our existing asset footprint," said Paul Murphy, Senior Vice President, Pipeline & Crude Oil Facilities. "As with our other announced pipeline expansions, we believe this new capacity will help ensure our customers have timely access to markets and provide further support for our development plans associated with the Open Season."

The Company also recently completed construction of a new crude oil pipeline in the Drayton Valley, Alberta area extending from its Buck Creek pump station into the Willesden Green field. The pipeline, which was underpinned by an agreement with a third-party, will be able to service growing volumes of crude oil from the Willesden Green area, and is anticipated to provide up to 30,000 bpd of capacity. The new pipeline parallels an existing Pembina pipeline, where the existing pipeline will be converted from crude oil to condensate service, and will ultimately provide approximately 16,000 bpd of capacity for producers in emerging condensate-rich plays, particularly the Duvernay. Pembina expects that the crude oil and condensate capacity will be available in the first quarter of 2014.

Other Developments in 2013

In addition to the above noted recent developments, during 2013, Pembina completed and brought into service its Saturn I Facility and associated infrastructure as well as its Phase I NGL, crude oil and condensate pipeline expansions and additional underground storage caverns. The Company also received regulatory approval to proceed with, ordered long-lead equipment for and began active construction on its two new gas processing plants - Saturn II and Musreau II - and its second fractionator, RFS II, each as discussed above.

The Company's growth plan going into 2014 is backed by a strong financial position. Pembina was particularly successful over the past year in accessing both the debt and equity markets, having raised $400 million in preferred shares, $345 million in common equity and $200 million in 30-year notes during 2013. Pembina also continues to have robust participation in its Premium Dividend™ and Dividend Reinvestment Plan, which should raise approximately $275 million for 2013.

"As we embark on our ambitious 2014 capital program, I have a high degree of confidence given the financial, operational and commercial successes that we achieved in 2013," added Mr. Dilger. "We will leverage the lessons we learned constructing Saturn I, our Phase I pipeline expansions and our crude oil rail loading facility to help ensure our projects are executed safely and on time and on budget. In addition, we'll maintain our focus on strong operational performance and delivering safe, responsible and reliable services from our existing assets."

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for nearly 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "plans", "maintain", "targets", "expects", "proposes", "projects", "will", "estimates", "intends", "anticipates", "develop", "continue", "could", "potential" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlook, pertaining to, without limitation, the following: Pembina's corporate strategy; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions in relation to Pembina's 2014 capital spending plan for each of its business units; Pembina's crude by rail initiative; Pembina's plans in respect of, and the impact of, recent acquisitions; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential; expectations regarding future demand for transportation services; and expectations regarding supply and demand factors and pricing for oil and natural gas. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document including those discussed below.

With respect to forward-looking statements contained in this document, Pembina has made assumptions regarding, among other things: oil and gas industry exploration and development activity levels; the success of Pembina's operations; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; expectations regarding participation in Pembina's dividend reinvestment plan; future operating costs; geotechnical and integrity costs; in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support, that any third party projects relating to Pembina's growth projects will be sanctioned and completed as expected, that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner, that counterparties will comply with contracts in a timely manner, that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities, and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information. These known and unknown risks and uncertainties, include, but are not limited to: the regulatory environment and decisions; the ability of Pembina to raise sufficient capital (or to raise sufficient capital on favourable terms) to fund future expansions and growth projects and satisfy future commitments; the continuation of completion of third-party projects; lower than anticipated results of operations and accretion from Pembina's expansion and growth projects and other business initiatives; reduced amounts of cash available for dividends to shareholders; increased construction costs, or construction delays, on Pembina's expansion and growth projects; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Inquiries:
Scott Burrows
Vice President, Capital Markets
(403) 231-3156
1-855-880-7404
e-mail:  investor-relations@pembina.com

or

Media Inquiries:
Laura Lunt
Manager, Regulatory Affairs & External Communications
(403) 231-7500

CO: Pembina Pipeline Corporation

CNW 16:08e 28-NOV-13